UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 07, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 February 2025 entitled ‘VODAFONE EXECUTIVE COMMITTEE CHANGE’.

7 February 2025

VODAFONE EXECUTIVE COMMITTEE CHANGE

Vodafone Group Plc ("Vodafone") announces Guillaume Boutin will join in May as CEO Vodafone Investments & Strategy, and a member of the Group Executive Committee. Guillaume will succeed Serpil Timuray, who has decided to leave Vodafone at the end of June after a successful 15-year career, to pursue external opportunities.

Vodafone Investments was established in 2024 to combine Vodafone's non-controlled investments in telecoms operators, infrastructure assets and sector innovators, together with its Partner Markets division which provides services to other telecoms operators in 45 countries.

Guillaume is currently the Chief Executive Officer of the Proximus Group, the leading telecommunications operator in Belgium, which has been a Partner Market since 2003. Guillaume joined Proximus in 2017 as Chief Consumer Market Officer, before being appointed as Chief Executive Officer in 2019. He began his career in a web start-up, then joined SFR in 2003 where he held various positions in strategy, finance and marketing, until he Joined Canal+ Group in 2015 as Chief Marketing Officer.

Serpil Timuray joined Vodafone in 2009 as the CEO of Vodafone Turkey. She was subsequently appointed to the Group Executive Committee in 2014 and held a number of positions including CEO Europe Cluster, Group Chief Commercial & Strategy Officer, and Regional CEO for AMAP.

Margherita Della Valle, Vodafone Group CEO said: "I am delighted that Guillaume is joining us to lead Vodafone Investments & Strategy for the Group. He has a strong mix of strategic, operational and leadership experience, combined with deep-rooted sector knowledge. His appointment is a great addition to our executive team and will also benefit our telecoms partners around the world. I also want to thank Serpil for her tireless commitment and significant contribution to Vodafone over the last 15 years."

Guillaume Boutin said: "I'm excited to be joining Vodafone at such an important time in the Group's transformation. I see significant opportunities to create value through its investments in operators, infrastructure and innovation, and to further enhance the support Vodafone provides to telecoms operators around the world."

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers in 15 countries, partner with mobile networks in over 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 07, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary